Exhibit 99.1

Arbe Announces Q4 and Full Year 2022 Financial Results

TEL AVIV, Israel, March 2, 2023 -- Arbe Robotics Ltd. (NASDAQ: ARBE) (“Arbe”), a global leader in Perception Radar Solutions, today announced financial results for its fourth quarter and full year, that ended on December 31, 2022.

Key Q4 and 2022 Company Highlights:

Over the past year, Arbe has made significant progress in the development of its next generation Perception Radar technology, which has been validated for its leading performance. This technology will play an integral role in the sensor suite of Level 2+ driving systems, which are projected to be the next mass market.

●	In 2022, Arbe actively worked with 12 out of the 15 leading automakers across the globe. This involved conducting field trials, participating in RFI and RFQ (request for proposal and quote) bids, and demonstrating the crucial significance of our Perception Radar for Level 2+ driver assist.

●	Veoneer, a world leader in automotive safety, selected Arbe for their next generation radars. Veoneer is a leading Tier 1 supplier to global automakers, producing more than 50 million radars today, and it has forecasted its growth to roughly 250 million per year by the end of the decade.

●	HiRain Technologies, a leading Chinese ADAS Tier 1 supplier, issued a preliminary order for 340,000 radar chipsets, a first mass production for Arbe.

●	In Q4, Arbe reached an important milestone, completing the chipset mass production line with Global Foundries in Vermont USA. Arbe’s three chips are now going through the AEC-Q100 qualification process, on schedule to commence mass production in Q4 2023.

●	Arbe’s Tier 1 partners, including Valeo, Veoneer, HiRain and Weifu, who work with leading automakers, have made considerable financial investments, and deployed dedicated sizable teams to develop radar systems based on the cutting-edge Arbe chipset.

●	Arbe has successfully obtained the Japanese Telecommunication and Radio Certification for its mass production RF chipset which will enable Arbe to leverage significant new market opportunities.

●	Arbe has joined a development project with a leading automotive company and is conducting pilot programs with leading automakers and Tier 1s in Japan.

●	Arbe launched its 360° Perception Solution, offering first-to-market, AI-based, integrated analysis of vehicle surroundings leveraging radar-based data only. The solution provides the highest levels of safety in all weather and lighting conditions and at long range, making it a critical and reliable solution for complementing optical sensors.

●	At the CES tradeshow in Las Vegas, Arbe ramped up customer engagement and secured the necessary budgets for joint development of products based on Arbe’s chipset throughout 2023.

●	Arbe won the CES Innovation Award, in the category of Vehicle Intelligence & Transportation for its 360° Radar-Based Perception Solution.

“Throughout the year, our primary focus was on integrating our technology with automakers to highlight the pivotal role of our radar technology in Level 2+ driver assist solutions. We remained committed to developing leading innovations, to forging stronger collaboration with our Tier 1 partners, and to executing on Arbe’s strategy to enter the commercial stage.” said Kobi Marenko, Chief Executive Officer. “Our Tier 1 partners are making significant investments to secure a timely path to production. Arbe recently achieved certification of its RF chipset for the Japanese market and have already begun a development project with a leading Japanese automotive company as well as field trials with Tier 1s and automakers in the region, opening a new, important market for our company.”

“We are pleased with the progress we made in 2022, as we have reached an exciting milestone, transitioning from the proof-of-concept phase to the production stage, where we can deliver our advanced solution to the market. As we continue to gain significant momentum and see increased demand from industry leaders, we believe that Arbe is well-positioned for growth in the coming years.” Marenko concluded.

Fourth Quarter and Full Year 2022 Financial Highlights

As we progress with our strategy, we are shifting our focus to chips for production. As a result, we have reduced our focus on selling engineering samples during Q4. This transition will streamline our operations and provide cost savings, as we work to adjust our processes and ramp up production accordingly. We believe that these decisions will enable us to better serve our customers and drive innovation forward.

Revenues for Q4 2022 were $0.15 million, compared to $0.5 million in Q4 2021. Full year 2022 revenues were $3.5 million, an increase from $2.2 million in 2021. New orders for the full year 2022 were $1.6 million. Backlog as of December 31, 2022, is $0.2 million, not including the previously announced HiRain preliminary order of 340,000 chipsets. Q4 2022 a negative gross margin of 45.8%, compared to a positive gross margin of 37.7% in Q4 2021. Q4 2022 negative gross margin was as a result of our reduced quarterly revenue, as we transition to mass production. Gross margin for the full year of 2022 was 63.5% compared to 36.0% in 2021. Year over year gross margin improvement was primarily related to economy of scale, revenue mix and lower cost per unit as we progress toward production.

Operating expenses in Q4 2022 were $14.0 million, compared to $14.2 million in Q4 2021. Operating expenses for the full year of 2022 were $50.0 million, compared to $34.1 million in 2021. 2022 Operating expenses increase related mainly to non-cash share-based compensation expenses, labor cost increase, and to a lesser extent, expenses associated with Arbe being a publicly traded corporation.

Net loss in the fourth quarter of 2022 was $11.1 million compared to a net loss of $15.8 million in the same period of 2021. Net loss for the full year of 2022 was $40.5 million compared to a net loss of $58.1 million last year. 2022 Net loss included financial income of $7.2 million compared to $24.8 million of financial expenses in 2021. 2022 financial income resulted from warrants revaluation income and interest deposits partially offset by unfavorable exchange rate revaluations.

Adjusted EBITDA in Q4 of 2022, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and for non-recurring items, yielded a loss of ($11.5) million, compared with a loss of ($11.9) million in the fourth quarter of 2021. Adjusted EBITDA for the full year of 2022 amounted to ($38.0) million, a decrease of 25% from ($30.4) million in 2021.

Balance Sheet & Liquidity

As of December 31, 2022, Arbe had $54.2 million in cash and cash equivalents with no debt.

Outlook

Management provided an outlook for the full year, the period ending December 31, 2023. Based on current estimates: Our goal for 2023 is to achieve 4 design-ins with automakers. Revenues are expected to be in the range of $5 to $7 million, implying approximately 71% growth over 2022 at the midpoint of the range. Revenue represents our expectation to full production in Q4 2023, as well as our decision to focus exclusively on production intent chips. Adjusted EBITDA is projected to be in the range of ($32 million) and ($35 million), primarily attributable to revenue growth, the decrease in initial production cost and cost efficiency efforts.

Conference Call & Webcast Details

Arbe will host a live webcast entitled “POC to Production: Driving Innovation Forward” on Thursday, March 2, at 8:30 a.m. Eastern Time to discuss the company’s fourth quarter and fiscal year 2022 financial results, recent developments and vision. Speakers will include Kobi Marenko, Co-Founder and Chief Executive Officer, Karine Pinto-Flomenboim, Chief Financial Officer, Dr. Noam Arkind CTO, and Ram Machness, Chief Business Officer.

Virtual Event Details

Please register in advance via this site to receive the webcast link. Log-in instructions will be available after registering for the event.

Arbe encourages participants to use the webcast link, as there will be several videos and live presentations during the webcast. Questions can be sent in advance to: investors@arberobotics.com or msegal@ms-ir.com or during the registration process.

An archived replay will be made available from Arbe’s Investor Relations website at https://ir.arberobotics.com.

About Arbe

Arbe (Nasdaq: ARBE), the global leader in Perception Radar Chipset Solutions, is spearheading a revolution in sensing, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. A critical sensor for L2+ and higher autonomy, Arbe solutions are 100 times more detailed than the most advanced radars on the market, providing full sensing coverage around the vehicle. Arbe has been selected by leading Tier 1s and car manufacturers to deliver advanced sensing and paradigm-changing perception to a wide range of vehicles and applications across the U.S., Europe, and Asia. Arbe is a leader in the fast-growing automotive radar market that has a projected total addressable market of $11 billion in 2025. For more information, visit https://arberobotics.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release and the earnings call contain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. The financial results described in this press release are based on Arbe’s preliminary financial statements, which are subject to audit by the Company’s independent accounting firm and are subject to any adjustments resulting from the completion of such audit. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (ii) Arbe’s ability to have products manufactured for it by its third party supplier that meet Arbe’s and its customers quality standards and delivery requirements; (iii) Arbe’s ability to leverage its existing relationships and secure orders resulting from the test programs; (iv) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (v) Arbe’s ability to meet its timetable both to achieve full production and to meet the delivery requirements of its customers; (vi) the development of safe autonomous vehicles that include Arbe’s radar systems;  (vii) Arbe’s expectation that it will obtain orders from Tier 1 suppliers and automakers that would build the radars based on its Chipset solution; (viii) the effect of inflation and supply chain issues on Arbe’s cost and its development schedule, including Arbe’s ability to obtain semiconductor products when needed and at a reasonable price; (ix) Arbe’s ability to price its products in a manner to enable it to operate profitably; (x) Arbe’s expectation that radars are crucial to the automotive industry and in the not to distant future will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (xi) Arbe’s belief that the Arbe Radar Chipset and Lynx Surround Imaging Radar herald a breakthrough in radar technology that provide Tier 1 suppliers and automakers with the ability to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (xii) Arbe’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (xiii) the ability of its Tier 1 customers to successfully market radar systems using Arbe’s radar to automobile manufacturers; (xiv) Arbe’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xv) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xvi) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology and the effect of any accidents with vehicles using Arbe’s radar system; (xvii) the failure of the markets for Arbe’s current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xviii) unexpected delays or difficulties related to the development of Arbe’s technologies and products; (xix) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xx) Arbe’s belief that an increased demand for autonomous vehicles and the transition to mass production of Level 2 and higher autonomous vehicles, requiring advanced systems for automatically integrating vehicles in traffic and preventing traffic accidents, are expected to increase the demand for products in our field of activity; (xxi) Arbe’s belief that any requirement on the part of insurance companies that radar systems be installed as a condition for issuing insurance policies is expected to increase the demand for Arbe’s products; (xxii) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments, and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty including the effects of the decision of the government of the People’s Republic of China to change from the zero-COVID policy; (xxiii) changes or inaccuracies in market projections; (xxiv) changes in Arbe’s business strategy; and (xxv) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements” and the additional risk described in Arbe’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission, or SEC, on March 31, 2022 and in Arbe’s prospectus dated June 22, 2022, which was filed by Arbe with the SEC on June 23, 2022, and its prospectus dated July 11, 2022, which was field by Arbe with the SEC on July 19, 2022, as well as other documents filed by Arbe with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Arbe does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, our website or any other website is expressly not incorporated by reference into and is not a part of this press release.

Contact:

Miri Segal

msegal@ms-ir.com

917-607-8654

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2022	December 31, 2021
	(Unaudited)	(Audited)
Current Assets:
Cash and cash equivalents	54,171	100,811
Restricted cash	144	125
Short Term Bank Deposits	400	-
Trade Receivable	2,202	187
Prepaid expenses and other receivables	1,839	3,058
Total current assets	58,756	104,181
Non-Current Assets
Operating lease right-of-use assets	465	-
Property and equipment, net	1,609	1,165
Total non-current assets	2,074	1,165
Total assets	60,830	105,346
Current liabilities:
Short term loan	-	4,916
Trade payables	1,244	2,005
Operating lease liabilities	364	-
Employees and payroll accruals	2,861	3,095
Deferred revenues	351	726
Accrued expenses and other payables	5,609	4,725
Total current liabilities	10,429	15,467
Long term liabilities
Operating lease liabilities	17	-
Warrant Liabilities	1,631	10,056
Total long-term liabilities	1,648	10,056
SHAREHOLDERS’ EQUITY:
Ordinary Shares	*)	*)
Additional paid-in capital	208,893	199,469
Accumulated Deficit	(160,140)	(119,646)
Total shareholders’ equity	48,753	79,823
Total liabilities and shareholders’ equity	60,830	105,346

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	149	520	3,517	2,249
Cost of revenues	217	324	1,283	1,440
Gross Profit	(68)	196	2,234	809

Operating Expenses:
Research and development, net	10,827	11,580	36,731	28,564
Sales and marketing	1,194	677	4,621	1,814
General and administrative	2,026	1,916	8,613	3,709
Total operating expenses	14,047	14,173	49,965	34,087

Operating loss	(14,115)	(13,977)	(47,731)	(33,278)

Financial (income) expenses, net	(3,004)	1,870	(7,237)	24,814

Net loss	(11,111)	(15,847)	(40,494)	(58,092)

Basic net loss per share attributable to Ordinary Shareholders	(0.17)	(0.27)	(0.64)	(2.64)

Weighted-average number of shares used in computing basic net loss per share attributable to Ordinary Shareholders	63,940,247	58,632,414	63,489,983	22,027,292

Diluted net loss per share attributable to Ordinary Shareholders	(0.25)	(0.27)	(0.80)	(2.64)

Weighted-average number of shares used in computing diluted net loss per share attributable to Ordinary Shareholders	58,860,661	58,632,414	60,960,641	22,027,292

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities:
Net Loss	(11,111)	(15,847)	(40,494)	(58,092)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	132	96	481	342
Stock-based compensation	2,416	1,723	8,793	2,211
Warrants to service providers	82	59	354	115
Revaluation of warrants and accretion	(3,361)	1,861	(8,122)	6,599
Revaluation of convertible loan	-	-	-	17,866

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	(107)	112	(2,015)	(50)
Decrease (increase) in prepaid expenses and other receivables	(348)	(2,153)	1,219	(2,228)
Operating lease ROU assets and liabilities, net	(4)	-	(84)	-
Increase (decrease) in trade payables	(477)	(1,187)	(769)	458
Increase (decrease) in employees and payroll accruals	775	591	(234)	1,557
Increase (decrease) in deferred revenue	-	(220)	(375)	445
Increase in accrued expenses and other payables	3,001	4,030	884	4,361

Net cash used in operating activities	(9,002)	(10,935)	(40,362)	(26,416)

Cash flows from investing activities:
Change in bank deposits	-	-	(400)	100
Purchase of property and equipment	(50)	(97)	(918)	(784)

Net cash used in investing activities	(50)	(97)	(1,318)	(684)

Cash flows from financing activities:
Repayment of long-term loan	-	-	-	(2,639)
Proceeds from short term loan	-	(18)	-	4,715
Payment of deferred transaction costs	-	117	-	-
Proceeds from recapitalization and pipe offering, net of issuance cost	-	98,587	-	98,587
Repayment of short-term loan	-	-	(5,218)	-
Proceeds from exercise of warrants	-	9,222	-	12,859
Proceeds from exercise of options	12	11	277	223
Proceeds from convertible loan	-	-	-	11,337

Net cash provided by (used in) financing activities	12	107,919	(4,941)	125,082

Increase (decrease) in cash, cash equivalents and restricted cash	(9,040)	96,887	(46,621)	97,982
Cash, cash equivalents and restricted cash at the beginning of period	63,355	4,049	100,936	2,954

Cash, cash equivalents and restricted cash at the end of period	54,315	100,936	54,315	100,936

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
GAAP net loss attributable to ordinary shareholders	(11,111)	(15,847)	(40,494)	(58,092)

Add:
Stock-based compensation	2,416	1,723	8,793	2,211
Warrants to service providers	82	59	354	115
Revaluation of warrants and accretion	(3,361)	1,861	(8,122)	6,599
Revaluation of convertible loan	-	-	-	17,866
Non-recurring initial public offering expenses	-	234	130	234

Non-GAAP net loss	(11,974)	(11,970)	(39,339)	(31,067)

Basic Non-GAAP net loss per share attributable to Ordinary Shareholders	(0.19)	(0.20)	(0.62)	(1.41)

Weighted-average number of shares used in computing basic Non-GAAP net loss per share attributable to Ordinary Shareholders	63,940,247	58,632,414	63,489,983	22,027,292

Diluted Non-GAAP net loss per share attributable to Ordinary Shareholders	(0.26)	(0.20)	(0.78)	(1.41)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per share attributable to Ordinary Shareholders	58,860,661	58,632,414	60,960,641	22,027,292

RECONCILIATION OF GAAP NET LOSS TO AJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	12 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
GAAP net loss attributable to ordinary shareholders	(11,111)	(15,847)	(40,494)	(58,092)

Add:
Financial expenses (income), net	(3,004)	1,870	(7,237)	24,814
Depreciation	132	96	481	342
Stock-based compensation	2,416	1,723	8,793	2,211
Warrants to service providers	82	59	354	115
Non-recurring initial public offering expenses	-	234	130	234

Adjusted EBITDA	(11,485)	(11,865)	(37,973)	(30,376)